UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 15, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ember Therapeutics, Inc.

File No. 033-13474-NY   -   CF#33357

Ember Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 3, 2016, as amended on March 11, 2016 and March 31, 2016.

Based on representations by Ember Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through February 3, 2025
Exhibit 10.9	through February 3, 2018
Exhibit 10.14	through February 3, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary